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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A#2

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Buyers United, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

124276106

(Cusip Number)

Acceris Communications Inc.
(f/k/a I-Link Incorporated)
9775 Businesspark Avenue
San Diego, California 92131
(885) 547-5700

with copies to:
Ralph V. De Martino, Esquire
Dilworth Paxson LLP
1818 N Street, NW, Suite 400
Washington, D.C. 20036
(202) 452-0900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Name of Reporting Person: Acceris Communications Inc. (f/k/a I-Link Incorporated)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: —

		8.	Shared Voting Power: —

		9.	Sole Dispositive Power: —

		10.	Shared Dispositive Power: —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: —

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Common Stock, 0%

14.	Type of Reporting Person (See Instructions): CO

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Introductory Statement

     The previous disclosures set forth in Schedule 13D filed by Acceris Communications Inc. (f/k/a I-Link Incorporated), a Florida corporation (the “Reporting Person”), on May 20, 2003 and on Amendment No. 1, filed on April 2, 2004 (the “Previous Filings”) are amended by this Amendment No. 2 to the Original Filing (the “Amended Filing”). All capitalized items not defined specifically herein are given meanings assigned to such items in the Previous Filings and documents filed therewith.

ITEM 1.	Security and Issuer.

No change from the Previous Filings.

ITEM 2.	Identity and Background.

No change from the Previous Filings.

ITEM 3.	Source and Amount of Funds or Other Consideration.

No change from the Previous Filings.

ITEM 4.	Purpose of Transaction.

     The Amended Filing is being filed to restate and update the Reporting Person’s beneficial ownership of securities of the Issuer. Item 5 hereof contains such restated and updated description. Except as set forth in this Item 4 of the Amended Filing, there have been no changes from the Previous Filings.

ITEM 5. Interest in Securities of the Issuer.

     (a) and (b) The Reporting Person is the beneficial owner of 0 shares of Common Stock, or 0% of a total number of the Common Stock shares issued and outstanding as of June 21, 2004, for the purposes of the definition of “beneficial ownership” set forth in Rule 13d-3 promulgated under the Exchange Act, with respect to which shares the Reporting Person exercises sole voting and disposition powers. The Reporting Person has no shared voting or shared dispositive power over any securities of the Issuer except the shares of Common Stock described herein.

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     (c) As of March 15, 2004 the Reporting Person beneficially held 808,546 Common Stock shares, or approximately 6.22% of the shares of Common Stock outstanding. On May 18, 2004, the Reporting Person sold 140,000 shares of Common Stock at $2.50 per share in an open market transaction. On May 28, 2004, the Reporting Person sold 400,000 shares of Common Stock at $2.43 per share in an open market transaction. After the transaction on May 28, 2004, the Reporting Owner ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. On June 21, 2004, the Reporting Person sold 261, 546 shares of Common Stock at $2.37 per share, and in a separate transaction on that same day, the Reporting Person sold 7,000 shares of Common Stock at $2.42 per share. Both transactions on June 21, 2004 were conducted in the open market.

     (d) Except as set forth above, there are no other persons with the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, securities described herein.

     (e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change from the Previous Filings.

ITEM 7.	Material To Be Filed As Exhibits.

No change from the Previous Filings.

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Acceris Communications Inc., a Florida corporation
(f/k/a Link Incorporated)

	By:	/s/ Stephen A. Weintraub

Name: Stephen A. Weintraub
Dated: July 1, 2004		Title: Senior Vice President, Secretary

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